Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-132936-14

April 30, 2008

Commodity Basket Buffered Notes ■ Linked to the Value of a Basket of Commodities ■ Due May 31, 2012 (4 Yrs.) | [140 - 153]% Participation

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the pricing supplement subject to completion dated April 30, 2008, product supplement dated March 11, 2008, prospectus supplement dated May 7, 2007 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Investment Considerations” section herein and the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at: http://sec.gov/Archives/edgar/data/1053092/000104746908005635/a2185172z424b2.htm

Buffered Notes Linked to the Value of a Basket of Commodities - OVERVIEW

The Buffered Notes are 20% principal protected at maturity and offer [140 - 153]% upside exposure to the Commodity Basket. The Buffered Notes are issued by Credit Suisse, acting through its Nassau Branch. The Securities will be registered with the Securities and Exchange Commission and will be issued in minimum denominations of $10,000.

PRODUCT TERMS

Security Codes	:	CUSIP	ISIN	BAH
		22546EBS2	TBD	120

Issuer	:	Credit Suisse, acting through its Nassau Branch

Reference Basket (or	:	Commodity	Bloomberg Ticker	Initial Commodity Level	Weighting
Basket)		Light Sweet Crude Oil	CL1 <Cmdty>	TBD	15%
		Henry Hub Natural Gas	NG1 <Cmdty>	TBD	10%
		RBOB Gasoline	XB1 <Cmdty>	TBD	5%
		Heating Oil	HO1 <Cmdty>	TBD	5%
		Aluminum	LOAHDY <Cmdty>	TBD	7%
		Copper	LOCADY <Cmdty>	TBD	7%
		Nickel	LONIDY <Cmdty>	TBD	6%
		Zinc	LOZSDY <Cmdty>	TBD	5%
		Lead	LOPBDY <Cmdty>	TBD	5%
		Gold	GOLDLNPM <Cmdty>	TBD	5%
		GSCI Livestock Excess Return Index	SPGCLVP <Index>	TBD	10%
		GSCI Agriculture Excess Return Index	SPGCAGP <Index>	TBD	20%

Aggregate Amount	:		USD TBD
Denomination	:		Minimum initial purchase of U.S. $10,000 and integral multiples of U.S. $1,000 thereafter
Upside Participation	:		[140 - 153]%, as determined on the trade date
Buffer	:		20% principal protection, on the Maturity Date
Cap	:		Uncapped
Initial Basket Level	:		1.0
Final Basket Level	:		Closing level of the Basket on the Valuation Date.
Basket Level	:

On any index business day, the sum of the product, for each reference index, of:

(i)  the weighting of that reference index in the basket; and

(ii) the closing level of that reference index on that index business day divided by the initial index level of that reference index

Redemption Amount at Maturity	:

At maturity, the investor will receive an amount in cash equal to the principal amount of the Buffered Notes multiplied by the sum of 1 plus the Basket Return. How the Basket Return is calculated depends on whether the Final Basket Level is greater than, less than or equal to the Initial Basket Level and, if less than the Initial Basket Level, how much less.

a)           If the Final Basket Level is greater than the Initial Basket Level, the Basket Return at maturity is:

		Upside Participation *	(Final Basket Level – Initial Basket Level)
Initial Basket Level

Thus, if the Final Basket Level is greater than the Initial Basket Level, the Basket Return will be a positive number and the redemption amount will be greater than the principal amount of the securities.

b)           If the Final Basket Level is (i) less than or equal to the Initial Basket Level and (ii) greater than or equal to 80% of the Initial Basket Level, then the Basket Return will equal zero and the redemption amount will equal the principal amount of your securities.

c)           If the Final Basket Level is less than 80% of the Initial Basket Level, then the Basket Return at maturity is:

Final Basket Level – (80% * Initial Basket Level)
Initial Basket Level

Thus, if the Final Basket Level is less than 80% of the Initial Basket Level, then the Basket Return will be negative, and the redemption amount will be less than the principal amount of your securities, and you could lose up to 80% of the value of your investment in the securities.

RELEVANT DATES

Trade Date	:	May 23, 2008
Settlement Date	:	June 2, 2008
Valuation Date	:	May 23, 2012
Maturity Date	:	May 31, 2012, subject to postponement if a market disruption event occurs on the Valuation Date

HYPOTHETICAL REDEMPTION AMOUNTS

The following table illustrates the hypothetical return on the Buffered Notes that would be received at maturity for a range of Basket Returns.  Hypothetical redemption amounts are for illustration purposes only.

PERFORMANCE SUMMARY

We obtained the historical levels of the basket from Bloomberg Financial Markets, without independent verification.  You should not take the historical levels of the basket as an indication of future performance of the basket or securities.  Because the reference basket was initiated as of April 24, 2008, the calculation agent has retrospectively calculated the levels of the reference Basket on all dates prior to April 24, 2008

Investment Considerations

A purchase of the security involves risks.  This section summarizes certain additional risks relating to the Buffered Notes.  We urge you to read the following information about these risks, together with the information in the pricing supplement subject to completion dated April 30, 2008, product supplement dated March 11, 2008, prospectus supplement dated May 7, 2007 and prospectus dated March 29, 2007 before investing in the Buffered Notes.

•      The Buffered Notes are only 20% principal protected.  An investment in the Buffered Notes is only 20% principal protected and you may receive less at maturity than you originally invested in the Buffered Notes; if the final basket level is less than the 80% of the initial basket level, you will bear a portion of the depreciation in the basket down to 20%.

•      The Buffered Notes do not pay interest.  We will not pay interest on the Buffered Notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the redemption amount at maturity is based on the appreciation or depreciation of the basket. Because the redemption amount due at maturity may be less than the amount originally invested in the Buffered Notes, the return on the securities (the effective yield to maturity) may be negative.  Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•      An investment in the Buffered Notes is not the same as an investment in the stocks underlying the basket.   An investment in the securities does not entitle you to any ownership interest or other rights in the stocks underlying the basket.

•      There may be little or no secondary market for the Buffered Notes.  Application has been made to list the Buffered Notes on the American Stock Exchange. The application is currently pending and no assurance can be made that the application will be approved or the securities will be listed. Regardless of whether or not the securities are listed, we cannot assure you that a secondary market for the securities will develop. Credit Suisse Securities (USA) LLC currently intends to make a market in the securities, although it is not required to do so and may stop making a market at any time. If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

•      The market value of the Buffered Notes may be influenced by many unpredictable factors.  Many factors, most of which are beyond our control, will influence the value of the Buffered Notes and the price at which Credit Suisse Securities (USA) LLC may be willing to purchase or sell the Buffered Notes in the secondary market, including:

•      The current level of the basket.

•      The prices of stocks comprising the basket.

•      Interest and yield rates in the market.

•      Economic, financial, political and regulatory or judicial events that affect the stocks comprising the basket or stock markets generally and that may affect the appreciation of the basket.

•      Changes in the volatility of the basket.

•      The time remaining to maturity of the Buffered Notes.

•      The dividend rate on the stocks comprising the basket.

•      Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•      There may be potential conflicts of interest. We and our affiliates play a variety of roles in connection with the securities, including acting as underwriter, calculation agent, basket creator, and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates are potentially adverse to your interests as a security holder.